UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM SD

Specialized Disclosure Report

Standard Motor Products, Inc.
(Exact name of registrant as specified in its charter)

New York	1-4743	11-1362020
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

37-18 Northern Blvd., Long Island City, N.Y.	11101
(Address of principal executive offices)	(Zip Code)

Carmine J. Broccole, Esq.
Senior Vice President General Counsel and Secretary
718-392-0200
(Name and telephone number, including area code, of
the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Items 1.01 and 1.02. Conflict Minerals Disclosure and Report; Exhibit.

Conflict Minerals Disclosure

Standard Motor Products, Inc.’s Conflict Minerals Report for the reporting period from January 1, 2018 to December 31, 2018 is filed as Exhibit 1.01 to this Specialized Disclosure Report on Form SD. A copy of the Report is also publicly available at www.smpcorp.com under “Investor Relations—Governance Documents—Conflict Minerals Report.”

Item 2.01. Exhibits.

Exhibit 1.01 – Conflict Minerals Report for the reporting period from January 1, 2018 to December 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

STANDARD MOTOR PRODUCTS, INC.
(Registrant)

By:	/s/ James J. Burke
James J. Burke
Chief Operating Officer and
Chief Financial Officer

Date: May 30, 2019

Exhibit Index

Exhibit No.	Description

1.01	Conflict Minerals Report for the reporting period from January 1, 2018 to December 31, 2018.